FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated Feb.2, 2006.

Santiago, February 2, 2006
Ger. Gen. N° 048 /2006

Mister
Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
SANTIAGO

Ref.: Information on Ordinary and Extraordinary Shareholders Meetings

Dear Sir,

In accordance with Article 63 of Law N° 18.046, the“Companies Law”, we inform you that Enersis S.A’s Board of Directors, in line with the contents of its by-laws, has called an Ordinary and an Extraordinary Shareholders Meeting of Enersis S.A., to be held on March 21, 2006. The Extraordinary Shareholders Meeting will start at 4 pm and the Ordinary Shareholders Meeting will be held once the Extraordinary Meeting has finished. Both will be held at Hotel Sheraton Santiago, located on Avenida Santa Maria N°1742, Providencia, Santiago.

The matters that will be submitted to the Extraordinary Shareholders Meeting are the following:

1.- The reform Company’s by-laws, amending and adding the following articles: (1) amendment to article Sixteenth, to define that the Vice-president will have the right to receive a remuneration equivalent to one and a half times of what each Director receives; (2) amendment to article Twenty first to adapt it to the article 57 Nº 4 of Law N° 18.046, that is a matter of Extraordinary Shareholders Meeting: the disposal of fifty percent or more of the Company´s assets, including or not liabilities; the definition or amendment of any business plan that includes any assets disposal in an amount that exceeds such percentage, as well as the disposal of the fifty percent or more of its liabilities; (3) to replace, in article Twenty fourth bis, the reference to article Twenty ninth bis by Thirty seventh bis; (4) incorporation of new articles Twenty eighth to Thirty fifth, to introduce a title regarding the Directors Committee and the Audit Committee, their creation, operation, duties and remuneration; Audit Committee is referred to in Sarbanes Oxley Law ; (5) amendment to the article Thirty fourth to determine the requirements of the arbiter to solve differences between shareholders, or between shareholders and the Company or its management; and (6) renumbering of by-laws due to the addition of new articles Twenty eighth a Thirty fifth; as well as the issue of a compiled version of such by-laws.

2.- Information about the request from Deloitte & Touche Sociedad de Auditores y Consultores Ltda. as required by the Public Company Accounting Oversight Board ("PCAOB").

3.- Information regarding Board of Directors´ resolutions on acts or contracts governed by articles 44 and 93 of Law N° 18.046.

4.- Information on the costs of processing, printing and dispatch the information referred to in Resolution N° 1494 of the Superintendencia de Valores y Seguros.

5.- Other necessary resolutions for the proper implementation of agreements or reforms mentioned above.

The matters that will be submitted to the Ordinary Shareholders Meeting are the following:

1.-	Approval of Enersis’ Annual Report, Balance Sheet, Financial Statements and Report from the External Auditors and Accounts Inspectors for the year ended on December 31st, 2005.
2.-	Profits distribution for the period and dividends payment.
3.-	Election of the Board of Directors.
4.-	Setting of Directors remuneration.
5.-	Setting of remuneration of Directors Committee and Audit Committee and definition of its budgets for year 2006. Approval of the remuneration paid to the Audit Committee during 2005.
6.-	Information on the Board expenses and report from the Directors Committee and Audit Committee.
7.-	Appointment of Independent External Auditors.
8.-	Appointment of Accounts Inspectors, including two deputies, and setting of their remuneration.
9.-	Information regarding the appointment of Private Rating Agencies.
10.-	Approval of Company’s Investments and Finance Policy.
11.-	Dividends Policy; information on the ways to be used to pay them.
12.-	Other matters of interest and incumbency of the Ordinary Shareholders Meeting.

Yours sincerely,

Mario Valcarce Durán
Chief Executive Officer

c.c.
Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: February 2, 2006	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer